Mail Stop 4720   May 19, 2010

Roger Gordon
Chairman and President
Pure Pharmaceuticals Corporation
1594 Stone Mill Park
Bellona, New York 14415

         Re: Pure Pharmaceuticals Corporation
                 Preliminary Proxy Statement on Schedule 14A
                 Filed March 31, 2010
                 File No. 000-52885

Dear Mr. Gordon:

        We have reviewed the correspondence from your legal counsel dated May 14, 2010 and
the proposed changes to your proxy statement contained therein. This letter is to advise you that
we have now completed our review of the above proxy statement. We have no further comments
at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: Stewart L Muglich, Esq.
        Clark Wilson LLP
        HSBC Building 800
        885 West Georgia Street
        Vancouver BC V6C 3H1
        CANADA